EXHIBIT 99.1

MAG Silver Reports Third Quarter Financial Results

VANCOUVER, British Columbia, Nov. 14, 2022 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the Company’s unaudited financial results for the three months ended September 30, 2022. For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three months ended September 30, 2022, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

KEY HIGHLIGHTS

  MAG reported net income of $8,227 or $0.08 per share for the three months ended September 30, 2022 (net loss of $2,280 or ($0.02) per share for the three months ended September 30, 2021).

  As at September 30, 2022, MAG held cash of $39,507 and Juanicipio had cash on hand of $18,176.

  The Sustainalytics ESG risk rating for MAG improved 27% to 33.5 from 46.0, over the last twelve months. Since the initiation of Sustainalytics coverage of MAG in April 2019 the overall score has improved by 46%.

Operational – Juanicipio owned 44% by MAG

  Fresnillo continues to make available excess processing plant capacity at its nearby Saucito and Fresnillo operations. Campaign processing of mineralized material from development headings and stopes continues through these facilities and is expected to continue until the Juanicipio plant is commissioned.

  For the three months ended September 30, 2022, on a 100% basis:

    A record 180,808 tonnes of mineralized development and stope material were campaign processed through the Fresnillo and Saucito plants, with 2,425,256 payable silver ounces, 4,901 payable gold ounces, 1,347 payable lead tonnes and 2,038 payable zinc tonnes produced and sold;

    Average silver head grade for the quarter was 513 grams per tonne (“g/t”); and
    Pre-commercial production sales (net of treatment and processing costs) totaled $49,715 for the quarter, less $18,127 in mining and transportation costs and $6,376 in depreciation and amortization charges, netting $25,212 in gross profit by Juanicipio.

  At the end of the quarter, Juanicipio held cash balances of $18,176 down from $37,504 at the end of Q2 impacted by lower margins as a result of lower metal prices, marginally lower head grade and ongoing capital expenditures.

  As reported by the operator Fresnillo, electrical commissioning of the processing plant is expected in the coming weeks.

  Campaign processing benefits include the cash flow being used to offset some of the initial and sustaining capital, and the de-risking of Juanicipio’s metallurgical performance which is expected to significantly speed up project ramp-up.

  Approximately 70% of the tonnes processed in Q3 2022 were processed at the Saucito plant, where the flowsheet more closely resembles that of the Juanicipio plant. It is expected these results will provide further valuable metallurgical benefits when milling production commences at Juanicipio.

  Metal recovery and concentrate grades continue to fall in line with expectations from the initial metallurgical test work conducted on Valdecañas.

Corporate

  On October 5, 2022, MAG published its inaugural Sustainability Report underscoring MAG’s ongoing and fundamental commitment to transparency with its stakeholders while providing a comprehensive overview of the Company's ESG commitments, practices, and performance for the 2021 year.

EXPLORATION

  The Juanicipio 2022 exploration program is currently in progress with five drill rigs on surface running concurrently with continued underground definition and geotechnical drilling, and one rig testing the new Los Tajos target (previously known as the Cesantoni target) in the northwest part of the Juanicipio concession.

  MAG has initiated a comprehensive data review and drilling campaign on the acquired Larder Project. The drilling program is focused below and lateral to the previously identified mineralization.

  The Deer Trail Project 5,000m Phase II exploration program is in progress with one drill and all assays pending.

  During the nine months ended September 30, 2022, the Company recorded a write down of $10,471 on its option earn-in project on a prospective land claim package in the Black Hills of South Dakota.

LIQUIDITY AND CAPITAL RESOURCES

  The expected cash flow from the ongoing campaign processing until the Juanicipio plant is commissioned, along with the working capital held by Juanicipio at September 30, 2022 are projected to substantially fund remaining capital requirements at Juanicipio (a cash call has not been needed since mid-December 2021 which was $21,000 on a 100% basis).

“In anticipation of the commencement of milling operations at Juanicipio, Q3 continued the trend of strong operational performance with record milling at the Saucito and Fresnillo operations, delivering over 2.4 million payable silver ounces. This brings our year-to-date payable silver production to over 6.8 million ounces” said George Paspalas, MAG’s President and CEO. “As reported by Fresnillo to us, electrical commissioning is expected in the coming weeks and a target ramp-up to 85-90% of nameplate capacity is envisioned within months of commissioning. Juanicipio is well positioned to take its place as a significant and responsible silver producer whilst we continue to progress our exciting exploration programs at Juanicipio, Deer Trail and Larder.”

JUANICIPIO PROJECT UPDATE

Underground Mine Production

In Q3 2022, a total of 180,808 tonnes of mineralized development and stope material were processed through the Fresnillo plants, realizing commercial and operational de-risking opportunities for the Juanicipio Project. The resulting payable metals sold and processing details on a 100% basis for Q3 2022 are summarized in Table 1 below. The sales and treatment charges for tonnes processed in the quarter were recorded on a provisional basis and will be adjusted in the fourth quarter of 2022 based on final assay and pricing adjustments in accordance with the offtake agreements.

Table 1: Q3 2022 Mineralized Material Processed at Fresnillo’s Processing Plants (100% basis)

Three Months Ended September 30, 2022 (180,808 tonnes processed)				Q3 2021 Amount $
Payable Metals	Quantity	Average Per Unit $	Amount $
Silver	2,425,256 ounces	18.36 per oz	44,518	14,344
Gold	4,901 ounces	1,677 per oz	8,219	1,761
Lead	1,347 tonnes	0.87 per lb.	2,578	529
Zinc	2,038 tonnes	1.45 per lb.	6,511	947
Treatment and refining charges (“TCRCs”) and other processing costs			(12,111)	(2,897)
Net Sales			25,212	11,207
Mining and transportation costs			(18,127)	(3,477)
Depreciation and amortization			(6,376) (1)	-
Gross Profit			25,212	11,207

          (1) The underground mine is now in stopes with mineralized and development material being processed through Fresnillo’s plants and refined and sold. The mine was effectively readied for its intended use on January 1, 2022.

The average silver head grade for the mineralized development and initial stope material processed in Q3 2022 was 513 g/t (Q2 2022 567 g/t).

Processing Plant Construction & Outlook

The Juanicipio project team delivered the 4,000 tpd processing plant for commissioning in the fourth quarter of 2021. However, according to the operator Fresnillo and as previously reported, the state-owned electrical company (Comision Federal de Electricidad “CFE”), notified Fresnillo late in December 2021 that the regulatory approval to complete the tie-in to the national power grid could not yet be granted and that the Juanicipio plant commissioning timeline was therefore extended. As reported more recently by the operator Fresnillo, commencement of electrical commissioning of the Juanicipio processing plant is expected to occur in the coming weeks. It is expected that the plant will ramp up to 85-90% of the nameplate 4,000 tpd capacity within months of commissioning.

Should there be additional funding requirements related to further commissioning delays or to additional sustaining capital that is being brought forward in excess of the cash flow generated prior to attaining commercial production, there may still be further cash calls required from Fresnillo and MAG.

FINANCIAL RESULTS – THREE MONTHS ENDED SEPTEMBER 30, 2022

As at September 30, 2022, MAG had working capital of $42,434 (June 30, 2022: $47,673) including cash of $39,507 (June 30, 2022: $44,655) and no long-term debt. As well, as at September 30, 2022, Juanicipio had working capital of $9,954 including cash of $18,176 (MAG’s attributable share is 44%).

The Company’s net income for three months ended September 30, 2022 amounted to $8,227 (September 30, 2021: $2,280 net loss) or $0.08/share (September 30, 2021: ($0.02)/share). MAG recorded its 44% income from equity accounted investment in Juanicipio of $11,781 (September 30, 2021: $1,457) which included MAG’s 44% share of net income from the sale of mineralised development and stope material as well as loan interest earned on mining assets brought into use (see Table 2 below).

Table 2: MAG’s share of income from its equity accounted Investment in Juanicipio

	3 Months ended September 30, 2022	3 months ended September 30, 2021
Gross profit from processing mineralized material (see Underground Mine Production – Juanicipio Project above)	$ 25,212	$ 11,207
Administrative expenses	(1,192)	(490)
Extraordinary mining duty	(64)	(70)
Foreign exchange and other	1,584	(956)
Income before tax	$ 25,540	$ 9,692
Income tax expense (including deferred income tax)	825	(6,379)
Income for the period (100% basis)	$ 26,365	$ 3,312
MAG’s 44% share of income from equity accounted investment in Juanicipio Loan interest on mining assets – MAG’s 44% share	11,601 180	1,457 -
MAG’s 44% equity income	$ 11,781	$ 1,457

Qualified Person: All scientific or technical information in this press release including assay results referred to, and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, precious metals projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed with Fresnillo Plc (56%), the operator. The project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where the operator is currently advancing underground mine development and commissioning a 4,000 tonnes per day processing plant. Underground mine production of mineralized development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets at Juanicipio. MAG is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the recently acquired Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements regarding the anticipated time and capital schedule to production; anticipated electrical hook-up of the processing plant and impact on commissioning; statements that address our expectations with respect to the timing and success of plant commissioning activities; processing rates of mineralized materials, estimated project economics, including but not limited to, plant or mill recoveries, payable metals produced, underground mining rates; production rates, expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, impacts (both direct and indirect) of COVID-19, supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia, timing of receipt of required permits, changes in applicable laws, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Website:www.magsilver.com
Toll Free:(866) 630-1399
Email: info@magsilver.com